SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------

                             Washington, D. C. 20549

                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                      -------------------------------------
                  (Name of Small Business Issuer in its charter)

DELAWARE                                       98-0179679
--------                                       ----------
(State or other jurisdiction of incorporation (IRS Employer Identification No.) or organization)


6227 Highway 393
Crestview, Florida                             32539
------------------                             -----
(Address of principal executive offices        (Zip Code)

Issuer's Telephone Number                      (905) 812-9088

Issuer's Fax Number                            (905) 812-3870


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered

                 NONE                                  NONE

SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

         COMMON STOCK   $.001 par value              20,000,000
         PREFERRED STOCK $.001 par value              5,000,000
                (Title of Class)

                      HIGHLAND HOLDINGS INTERNATIONAL. INC.
                                TABLE OF CONTENTS


Part        Item      Description of Item                                  Page
----        ----      -------------------                                  ----

                      Table of Contents                                    2
Part I      Item 1    Description of Business                              3
                               Business of the Issuer                      3
            Item 2     Management's Discussion and Analysis                4
                       and results of Operations
                       Forward Looking Statements                          4-5
                       Liquidity and Capital Resources                     5
                       Reports to Security Holders                         8
                       Impact of the Year 2000 on Information Systems      8
            Item 3     Description of Property                             8
            Item 4     Security Ownership of Certain Beneficial Owners     9
                       and Management
            Item 5     Directors, Executive Officers, Promoters and
                       Control Persons                                     9
                               Directors and Executive Officers            9
                               Business Experience                         9-10
            Item 6     Executive Compensation                              10
            Item 7     Certain Relationships and Related Transactions      10
            Item 8     Description of Securities                           10
                               Common Stock                                10
                               Preferred Stock                             10

Part II     Item 1     Market Price of and Dividends on Registrant's       11
                       Common Equity and Related Shareholder matters
                               Market Information                          11
                               Holders                                     11
                               Dividends                                   11
            Item 2     Legal Proceedings                                   11
            Item 3     Changes in and Disagreements with Accountants       11
            Item 4     Recent Sales of Unregistered Securities             12
            Item 5     Indemnification of Directors and Officers           12

Part F/S    Item 1     Financial Statements
                               Audited Statement December 31, 1998         12-32
                               Audited Statement December 31, 1997         33-55
Part III    Item 1     Index to Exhibits                                   56
                       Articles and Amendments                             57-61
                       Bylaws                                              62-71
                       Specimen Certificate                                72
                       Signature Page                                      73

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Highland Holdings International, Inc. is involved in the business of the mining of mineral deposits in Honduras. The Company has been in the mining business since it acquired the rights three years ago. No minerals have as yet been removed from the property and no sales have taken place. The property at the time of acquisition was in the a state of disrepair and had not been active since prior to World War II during which the property was actively mined by a German group. The Company is a development stage company currently in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable ore body (reserves) until further geologic exploration work is done, and a final feasibility study based upon such work is included.

The Company also leased properties in Brazil and Arizona, USA but has not continued any exploration on these properties during the last year and does not foresee any resumption at the present time.

The Company was incorporated under the laws of the State of Delaware on March 23rd 1992 under the name Northern Medical, Inc. Through a filing in the office of the Secretary of State of Delaware on October 30, 1992 the Company amended its Articles of Incorporation to change its name to Normed Industries, Inc. . The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000 and 5,000,000 shares of preferred stock. On March 28, 1995 the Company amended its certificate of incorporation with a change of name to Highland Resources, Inc. and on November 3, 1997 the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

Mineral Rights Owned
--------------------
On October 2, 1997 Highland Holdings International, Inc. (HHII) purchased 75% of the mineral rights of three mineral properties held by Derena-Desarrollo de Recursos Naturales S. de R.L. a Honduran based company. These properties were transferred during 1999 to Highland Resources Honduras, S.A. On December 18, 1998, Highland Holdings International acquired an additional 20% of the mineral rights of the three properties, bringing its total holdings up to 95%.

The three mineral properties are a) the Zapote (Rey del Oro Mine) with 4 mining concessions; b) the Jimingula based metal exploration claim and, c) The Derena gold exploration claim. At the Zapote mining concessions, high-grade gold near-surface mineralization has been sampled in mine working indicating at least five god deposits with a potential resource of 1,000,000 troy oz. Other areas on the concession block may also contain deposits but as yet are not sampled at depth.

During the past year the Company has done exploration work at the Zapote 1 with the construction of a shop and warehouse at Zapote 1. In addition, extensive sampling (1,100 plus samples) of known gold bearing veins. The clarity of low cyanide is acceptable for the extraction of gold. It is also considered operationally efficient to extract gold. The company purchased an air compressor, jack hammers, generators and located for purchase a backhoe, portable crusher and other required equipment.

ITEM 2.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 AND THE PERIOD FROM INCEPTION (March 23, 1992) T0 SEPTEMBER 30, 1999.

Development Stage Activities

The Company has been a development stage enterprise from its inception March 23, 1992 to September 30, 1999. The Company develops and manufactures innovative specialty chemical products and applications in the plastics and coasting industries. To date, the Company is a development Stage Company involved in the application and development of a gold mining concession in Honduras.

     During this period management devoted the majority of its efforts to obtaining, locating, exploring and conducting feasibility studies of properties in Brazil, Arizona, and Honduras. As of December 31, 1998 and September 30, 1999, the Company has narrowed its search to its ownership in a mining concession in Honduras and written off Arizona and Brazil as not being commercially viable to enter into production. During this time period, the Company was in the process of pursuing and finding a management team to begin the process of: completing its feasibility studies, conducting geologic exploration and analysis of test borings, completing the documentation for and selling initial shares through the Company's private placements; and completing the documentation for the Company's filing of its form 10-SB to become a reporting Company. The Company's management and investments from stockholders and borrowings from related third parties funded these activities. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness or fund its mining exploration activities. For the period of inception, March 23, 1992 to September 30, 1999, the Company completed its feasibility study of thee Honduras mining concession and has decided that its best prospects lie with focusing its resources on brining this mine into production. There can be no assurance that production will develop. Further investments into exploration and development as defined in the Company's operating plan will significantly reduce the cost of preparation, processing and production by enabling the Company to operate without reliance upon outside vendors and suppliers.

     During this developmental period, the Company has been financed through loans that were subsequently converted to shares of common stock aggregating $265,741 and through the sale of shares of common stock aggregating $990,000.

     Results of operations for the year ending December 31, 1998 as compared to the year ending December 31, 1997.

     For the years ending December 31, 1997 and December 31, 1998, the Company had no income from the production of mineral bearing ores.

     The Company's general and administrative costs aggregated approximately $393, 348 for the year ended December 31, 1998 as compared to $898, 614 for the year ended December 31, 1997 representing a decrease of $505,266. The level of overall spending for general and administrative expenses remains essentially level from the previous years spending which includes office expense of $58,764; consulting fees of $89,431; rent of $12,413; payroll of $96,521; mining expenditures of $142,936; travel of $14,909; professional fees of $11,795 and a gain from foreign exchange of $33,421.

     Results of Operations for the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998.

     For the nine months ended September 30, 1999, the Company has not generated any revenue from the production and sale of minerals.

     The Company's general and administrative costs aggregated approximately $85, 640 for the nine months ended September 30, 1999 as compared to $352,878 for the nine months ended September 30, 1998 representing a decrease of $267,238. This decrease represents focusing available moneys on exploration and development of the Honduras concession during the nine months ended September 30, 1999. Monies were spent as follows: mining and exploration $55,140; professional fees of $6,596; and office expenses of $20, 109 and a gain on foreign exchange of $3,795.

Liquidity and Capital Reserves.

     The Company's cash balance at December 31, 1998 and September 30, 1999 was $20,198 and $900 respectively. Working capital at December 31, 1998 and September 30, 1999 was positive at December 31, 1998 by $485 and negative at September 30, 1999 by $15,255 respectively. For the year ended December 31, 1998, the Company continued to be funded in part by the sale of shares of common stock aggregating $342,000, a gain on foreign exchange aggregating $7,681 and the proceeds from the sale of a convertible bond aggregating $22,365. For the nine months ending September 30, 1999, the Company was funded in part by the sale of commons stock aggregating $136,365, and an increase in accounts payable of $12,768. For the year ended December 31, 1998, the Company expended cash as follows: purchase of office equipment aggregating $1,636. For the nine months ended September 30, 1999, the Company expended cash as follows: $89,814 for further exploration of the Company's mineral properties.

     Management believes that it will be required to raise funds in addition to funds provided by personal resources aggregating $300,000 through private placements. The proceeds of these private placements will be sufficient to satisfy Management's objectives of purchasing equipment for office, production and product development of $100,000; conduct ore testing amounting to $30,000; pay consultants $80,000; salaries of $30,000; telephone of $10,000; travel expenses of $20,000 and production expenses of $30,000.

     Income Tax. As of December 31, 1998 and September 30, 1999, the Company had a tax loss carry forward of $1,271,870 and $1,358,266 respectively. The Company's ability to utilize its tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its tax credit carry-forwards.

     The Company believes that its available cash and cash from management contributions will be sufficient to satisfy its funding needs for the day to day mining operations for at least the next twelve months. Thereafter if cash generated from the mining operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

MARKETING PLANS

The market for the sale of gold is well defined and the Company intends to review each of the potential ways in which gold is commercially sold at such time as the feasibility reports show the quality and the content of the reserve on each property.

Background
----------
Honduran Mining Law.
--------------------
Mineral rights in Honduras belong to the federal government, and the exploration and mining of mineral is governed by the Mining Code of 1968. Exploration and mining rights are granted by the Ministry of Mines and Hydrocarbons on a priority-of-request basis as permits and concessions. Honduran citizens, foreign citizens, Honduran companies and foreign companies with legal representation in Honduras call all request exploration permits and mining concessions. All metallic minerals are open to exploration on a permit basis, however gas and oil are regulated by a separate code of law. Mining and exploration activities are considered a public utility and thus take priority over the private exploration of land. The development of mineral properties is divided into three phases under the Honduras Mining Code.

Reconnaissance.
     All lands, both state and private are open for prospecting except areas covered by valid permits and concessions or withdrawn reserves. Permission to conduct renaissance prospecting on private land can be obtained through the Ministry of Mines. Highland Holdings International, Inc. has obtained the valid permits and concessions.

Exploration Permits
     Exploration permits are granted for periods of 2 to 4 years and can be renewed once for a period of 2 to 4 years so that the total period of validity does not exceed 6 years. All land is open to staking except areas specifically withdrawn as ecological, mineral or archaeological reserves. Permits are granted for a minimum area of 400 hectares to a maximum of 50,000 hectares. No company or individual can hold more than 200,000 hectares of permit area. The exploration permit is granted in the form of a contract with the Ministry of Mines based on an exploration plan and budget submitted by the requesting company. Non-fulfilment of the exploration plan can result in cancellation of the balance remaining on the time of the permit. The Company presently holds exploration permits for a total of 18,200 hectares.

Mining Concessions.
     Mining concessions are granted for a period of 40 years with the right to a 20 year extension. Concessions are granted for a minimum area of 100 hectares and a maximum area of 400 hectares. No company can hold more than 20,000 hectares of mining concession area in Honduras. However, mining concessions and installations are considered real property and cn be mortgaged as such. Highland Holdings International, Inc. wholly owned subsidiary, Highland Resources, Honduras S.A. (HRH) presently holds 4 mining concessions. No mortgage or other encumbrance is presently in effect.

Importation of Mining Equipment
-------------------------------
Mining equipment not manufactured in Honduras or Central America can be imported by holders of a valid mining concession without payment of import duties. The importation of equipment has been discussed with both Highland's Honduran attorney and the Chief Geologist at the Ministry of Mines. The paper work required to approve the importation of equipment can take up to two months.

Environmental Regulations.
--------------------------
A General Law of the Environment was decreed in 1993. This law requires the drafting of an environmental impact report for any mining project and the licensing of any potentially-polluting industrial activity. The issuance of a mining concession is not dependent on obtaining the environmental license. Fulfilment of environmental requirements must be done within 18 months following the issuance of a concession. The Company will not have any difficulty in meeting the requirements which are not considered rigorous.

Taxes.
------
Mining concessions are subject to a small fee on the areas of concessions. This tax is now being revised due to the devaluation of the Honduran currency, the Lempira. The Federal Government also collects a one percent to two percent royalty of production. As an incentive for mining, both the royalty and the area fee are forgiven during the firs five years of operation. According to Highland's Honduran attorney the maximum income tax rate is forty percent. The Company has not paid any taxes to date and does not expect to pay any for the next year.

REGULATIONS

The Company is subject to many laws and regulations both in the United States and internationally as its commences production. The Company does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including regulations which may affect the ability of the company, as well as others in the industry, to develop and market products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

COMPETITION

The Company is in an industry the selling price of which is controlled by buyers in London and New York. The Company is under-capitalized to compete against the major gold producing companies which are located around the world. The Company will be dependent upon external forces in the sale of its products. The present selling price of gold, slightly under US$300 per oz., is a price at which the Company is capable of competing. There can be no assurance that the Company can develop superior or more cost effective products than its competitors, or that it can successfully market its product.

ECONOMIC RISKS

Local, National and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for products made with gold or the amount they are willing to purchase.

EMPLOYEES

At the present time the Company employs a total of 14 mining personnel at the Honduran properties. There are no employees in the United States.

RESEARCH AND DEVELOPMENT

During the first three years of operation, the total cost of research and development was $1,145,010.

PATENTS AND TRADEMARKS

The Company does not own any Patents or Trademarks and does not have any intention at the present time to file any Patent or Trademark Applications.

REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded. If we are not required to deliver annual reports, it is not likely that we will go to the expense of producing and delivering such reports. If we are required to deliver annual reports, such reports will contain audited financial statements as required.

Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-Kand Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs is not expected to affect the Company, its mining operations or its plans for sales. We intend to timely update our accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant equipment including software or hardware available from retail vendors at reasonable cost. We have not yet contacted any of our vendors to determine their status as to the Y2K compliance. The Company does not know the status of Honduras as a country and the effect of Y2K on the Country.


ITEM 3. DESCRIPTION OF PROPERTY

The three mineral properties are a) the Zapote (Rey del Oro Mine) with 4 mining concessions; b) the Jimingula based metal exploration claim and, c) The Derena gold exploration claim. At the Zapote mining concessions, high-grade gold near-surface mineralization has been sampled in mine working indicating at least five god deposits with a potential resource of 1,000,000 troy oz. Other areas on the concession block may also contain deposits but as yet are not sampled at depth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.

NAME                              NUMBER OF SHARES OWNED         PERCENTAGE OF
                                      (COMMON STOCK)             SHARES ISSUED
John Demoleas                            9,174,285                  62.473%
Directors and Officers as a group        9,523,285                  64.850%

Beneficial owners of more than 5% of the Company's outstanding shares are:

John P. Demoleas                         9,174,285                  62.473%
Cede & Co.                               3,205,972                  21.831%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                          Age               Position
----                          ---               --------
John P. Demoleas              40                Chairman, President & CEO
George Nadas                  46                Secretary/Treasurer and Director
Charlie Stetler               50                Director
Annette Reichmann             60                Director

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. John P. Demoleas.  Chairman, President and CEO.
Since 1988 Mr. Demoleas has served as Executive Director of St. Peter's Foundation, which implements corporate development programs and manages investment and endowment funds. In 1996 he established The Foundation for Healthy Children, a non-profit corporation, and serves as its President and CEO. Mr. Demoleas holds joint MPH-MBA degrees from Columbia University.

Mr. George Nadas, Vice President and Director
Mr. Nadas a founding partner in Reiter & Nadas Chartered Accountants has a strong financial background which includes Controller of VasCATH,, Inc. a medical products manufacturer, and V.P. Finance of Safety House of Canada, Ltd. He earned his Bachelors degree in mathematics with Honors from the University of Waterloo, Ontario, Canada.

Mr.Charles Frederick Stetler, Director
Mr. Stetler has over 25 years experience in assessing geological potential and is responsible for financial and technical planning, property evaluation and acquisition. Before joining Highland, Mr. Stetler served as a mine geologist and director of exploration at several international mining and exploration operations. He earned his Bachelors degree in geology at the University of California at Los Angeles.

Ms. Annette Reichmann, Director
Ms. Reichmann, founder of A/R Management Services, has employed her business skills since 1977 to assist management of small businesses in the areas of tax planning, and management. She earned her degree in Business Administration at Dinkreve Institute in Amsterdam.


ITEM 6. EXECUTIVE COMPENSATION

No cash compensation has been paid to any executive.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company.


ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value of which on the 30th of November 1999, 14,684,897 shares were issued and outstanding. The company is authorized to issue 5,000,000 shares of Preferred Stock $.001 par value of which on the 30th of November 1999 no shares were issued and outstanding. There are 288 shareholders of common stock as of 11/30/99.

Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.

Transfer Agent and Registrar
----------------------------------
The Transfer and Registrar of the Company is:
Liberty Transfer
Attn:  Jean M. Lewin
Box 558 Huntington, New York  11743
191 New York Ave.  Huntington New York

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Until recently the Company's Common Stock was traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol - "HHII". At present it is traded by the National Quotation Service (Pink Sheets) under the Symbol HHIIe.

There are 4,044,279 shares of free trading shares of the Company's Common Stock.

As of November 20, 1999 the High and Low Bids for the securities during the preceding year were
December 30, 1998 Bid $.04 Ask $.05
November 20, 1999 Bid $.1475 Ask $.15
These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

As of November 30, 1999 there were 288 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS.

The Company is a defendant in a litigation by Douglas Furth of Aurora, Ohio for breach of Contract as a result of a consulting contract entered into on August 26, 1996. The agreement relates to Mr. Furth performing certain growth, public relations and expansion of the Company's shareholder base. Pursuant to the Agreement the Company was to issue 50,000 shares of common stock upon signing the agreement, pay a monthly retainer of 10,000 unrestricted shares of common stock and pay a bonus of 50,000 unrestricted shares of common stock when the Company's stock traded at an average closing price of $3.00 per shares for a period of 14 consecutive days; pay a bonus of 50,000 shares of unrestricted shares of common stock when the Company's common stock is trading at an average closing price of $4.00 per share for 14 consecutive days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $5.00 per share for a period of 14 consecutive days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $6.00 per share for a period of 14 days and pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $7.00 per share for a period of 14 consecutive days. Mr. Furth is seeking damages in the amount of $75,000 plus interest and punitive damages of $1,000,000. In the opinion of management, the Company's exposure for loss is estimated to be 1,572 shares of common stock.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On September 9, 1999 the Company issued 726,666 shares of common stock to John Demoleas in consideration for services valued at $14,533 or $0.02 per share.

As of April 9, 1999 the Company sold 7,300,000 shares of common stock to John Demoleas for an aggregate consideration of $104,000 or $0.014 per share.

As of September 30, 1999, the Company sold 300,000 shares of common stock to George Nadas for an aggregate consideration of $10,000 or $0.03 per share.

On September 30, 1999, the Company issued and placed into escrow 600,000 shares of common stock to A-Z Professional Consultants, Inc. (a Utah corporation) to be issued for the performance of financial consulting services and valued at $.05 per share. A total of 300,000 of these shares have been delivered with the balance upon completion of the consulting services.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its amended by-laws for the indemnification of Director, Officer, agent or employee as to liabilities.

The Company has not purchased insurance as of this date to cover any indemnification.


PART F/S

The Independent Auditor's Report and the Financial Statements for the year ending December 31, 1998 are included in addition to the Independent Auditor's Report and Financial Statements for the year ending December 31, 1997.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC
                              FINANCIAL STATEMENTS
                                December 31, 1998
                        (with accountants report thereon)

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775



To The Board of Directors and Shareholders of Highland Holdings International, Inc. (a development stage company)

     I have audited the accompanying consolidated balance sheet of Highland Holdings International, Inc. (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Highland Holdings International, Inc. (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Highland Holdings International, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Highland Holdings International, Inc. (a development stage company) to continue as a going concern.


Thomas P. Monahan, CPA
October 15, 1999
Paterson, New Jersey



                              HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                  (a development stage company)
                                   CONSOLIDATED BALANCE SHEET

                                                                                   September 30,
                                                                    December 31,       1999
                                                                       1998          Unaudited
Assets                                                               -----------    -----------
Current assets
Cash                                                                 $    20,198    $       900
Prepaid expenses                                                           6,039
                                                                     -----------
Total current assets                                                      26,237            900
Capital assets                                                             4,614          2,837
Mineral properties                                                       301,500        391,314
Other assets
Security deposit
Organization costs
Total other assets
Total assets                                                         $   332,351    $   395,051
                                                                     -----------    -----------

                             Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses                                $     3,387    $    16,155
Convertible promissory note                                          $    22,365
                                                                     -----------
Total liabilities                                                         25,752         16,155
Stockholders equity

Preferred stock - $.001 par value, authorized 5,000,000 shares
The number of shares outstanding at December 31, 1998 and
September 30, 1999 was -0- and -0- respectively
Capital stock - $.001 par value, authorized 20,000,000 shares. The number of shares outstanding at December 31, 1998 and September
30, 1999 was 5,684,898 and 14,240,453 respectively                         5,685         14,241
Additional paid in capital                                             1,565,112      1,730,602
Accumulated deficit during development stage                          (1,271,879)    (1,358,266)
Accumulated other comprehensive income:
 Currency translation                                                      7,681         (7,681)
                                                                     -----------    -----------
Total stockholders equity                                                306,599        378,896
                                                                     -----------    -----------
Total liabilities and stockholders equity                            $   332,351    $   395,051
                                                                     -----------    -----------



                        See accompanying notes to financial statements.

                                              14

                                   HIGHLAND HOLDINGS INTRNATIONAL, INC.
                                      (a development stage company)
                                   CONSOLIDATED STATEMENT OF CASH FLOWS

                                    For the Year   For the Year  For the Nine   For the Nine   For the period
                                       Ended          ended      months ended   months ended   from Inception
                                    December 31    December 31   September 30   September 30,  March 23, 1992
                                        1997           1998          1998           1998    To September 30, 1999
                                                                   Unaudited      Unaudited      Unaudited
                                     ----------    -----------    -----------   ------------   -------------
Income                              $       -0-    $       -0-    $       -0-    $       -0-    $    -0-
Cost of goods sold                          -0-            -0-            -0-            -0-         -0-

Gross profit                                -0-            -0-            -0-            -0-         -0-

Operations:
  General and
  Administration                        898,614        393,348        352,878         85,640     1,698,326
 Depreciation and
  Amortization                            1,386          1,370            900            737         1,826
                                    -----------    -----------    -----------    -----------    ----------
Total Expense                           900,000        394,718       (353,778)        86,377     1,700,152
                                    -----------    -----------    -----------    -----------    ----------
Loss from continuing
operations                             (900,000)      (394,718)      (353,778)       (86,377)   (1,700,152)
Discontinued Mining
operations
Loss from operations
of discontinued mining operations                                     (24,956)       (24,956)      (24,956)
Loss on disposal of
mining assets                                                        (206,158)      (206,158)     (206,158)
Write off of debt due
To Brazilian parties                                                  603,000        603,000       603,000
                                                                  -----------    -----------    -----------
Net profit from
Discontinued operations                                               371,886        371,886       371,886
                                                                  -----------    -----------    -----------
Net Profit(Loss)
from operations                     $  (900,000)   $   (22,832)   $    18,108    $   (86,387)   (1,358,266)
                                    -----------    -----------    -----------    -----------    ----------
Net loss per share-
Basic                               $     (0.14)   $     (0.01)   $      0.01    $      0.01    $    (0.14)
                                    -----------    -----------    -----------    -----------    ----------
Weighted average
number of shares outstanding          3,912,693      2,134,123      2,300,055      9,962,675     9,962,675



                              See accompanying notes to financial statements

                                                   15


                                          HIGHLAND HOLDINGS INTRNATIONAL, INC.
                                              (a development stage company)
                                          CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                              For the period
                                      For the Year       For the Year      For the Nine      For the Nine     from Inception
                                          Ended             ended          months ended      months ended     March 23, 1992
                                       December 31       December 31       September 30      September 30,   to September 30,
                                          1997               1998              1998              1998              1999
                                                                            Unaudited         Unaudited         Unaudited
                                       -----------       -----------       -----------       -----------       -----------

CASH FLOWS FROM
OPERATING ACTIVITIES
  New Profit (loss)                    $  (900,000)      $   (15,152)      $    47,766       $   (86,387)      $(1,358,266)
  Depreciation & amortization                1,386             1,370               900               737             1,826
Non-cash transactions                      192,560            70,180                              30,000           432,421
Discontinued operations                                     (603,000)         (401,544)
Prepaid expenses                            (4,691)           (1,347)           (1,347)            6,039
Accounts Payable                            22,700           (19,313)           12,350            12,678            16,155
                                       -----------       -----------       -----------       -----------       -----------
TOTAL CASH FLOWS
FROM OPERATRIONS                       $  (688,046)      $  (574,942)      $  (341,875)      $   (36,843)      $  (887,864)

CASH FLOWS FROM
FINANCING ACTIVITIES
  Notes payable                        $   603,000       $                 $                 $                 $
  Proceeds of convertible note                                22,365                             (22,365)
  Gain on Foreign Exchange                                     7,681            (7,681)           (7,681)
  Sale of stock net of offering
  Costs                                    630,000           342,000           321,065           136,365         1,284,741
                                       -----------       -----------       -----------       -----------       -----------
TOTAL CASH FLOWS FROM
FINANCING ACTIVITIES                   $ 1,233,000       $   372,046       $   328,746       $   106,319         1,284,741
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM
INVESTING ACTIVITIES
  Security Deposit                     $    (2,853)      $     2,853       $     2,853       $                 $
  Office Equipment                          18,824            (1,636)           (1,636)            1,040            (4,663)
  Mineral properties                       507,658           206,158                             (89,814)         (391,314)
                                       -----------       -----------       -----------       -----------       -----------
TOTAL CASH FLOWS FROM
INVESTING ACTIVITIES                   $  (329,335)      $   207,375       $     1,217       $    88,774       $  (395,977)
--------------------------------------------------------------------------------------------------------------------------

NET INCREASE(DECREASE)
IN CASH                                     15,619             4,479           (11,912)          (19,298)              900
CASH BALANCE
BEGINNING OF PERIOD                            100            15,719            15,719            20,198
                                       -----------       -----------       -----------       -----------       -----------
CASH BALANCE
END OF PERIOD                          $    15,719       $    20,198       $     3,807       $       900       $       900



                                     See accompanying notes to financial statements

                                                        16

                                            HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                                (a development stage company)
                                        CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                             Additional        Deficit
                                             Common           Common          paid in     accumulated during
Date                                         Stock            Stock           capital     development stage      Total
----                                         -----            -----           -------     -----------------      -----
03-13-1992                                        100                        $     2,000     $     2,000
Net loss                                                                                          (1,800)          (1,800)
                                          -----------      -----------       -----------     -----------      -----------
12-31-1994                                        100      $     2,000                            (1,800)             200

Forward split 1,750 to 1                    1,750,000            1,750            (1,750)            -0-
Issuance of stock for acquisition           7,182,315            7,182           286,015         293,197
03-13-1995                                                                        27,000
Net loss                                                                         (30,050)        (30,050)
                                          -----------      -----------       -----------     -----------      -----------
12-31-1995                                  8,932,315            8,932           313,265         (31,850)         290,347

Issuance of shares for forgiveness
of loans                                    2,111,996            2,112           145,264         147,376
Issuance of shares for acquisition            624,000              624                               624
Net loss                                                                                        (317,197)        (317,197)
                                          -----------      -----------       -----------     -----------      -----------
12-31-1996                                 11,668,311      $    11,668       $   458,529     $   349,047)     $   121,150

Reflects 30-1 reverse split                   388,944      $       389       $   469,808     $  (349,047)     $   121,150
Issuance of shares for acquisition          2,000,000            2,000            18,000          20,000
Issuance of shares for consulting
Services                                    1,316,000            1,310            11,790          13,100
Sale of shares                                300,000              300            14,700          15,000
Sale of shares                              1,800,000            1,800            88,200          90,000
Issuance of shares for acquisition            250,000              250            31,250          31,500
Issuance of shares to Advisory Board           30,000               30             1,470           1,500
Sale of shares                                525,000              525           524,475         525,000
Net loss                                                                                        (900,000)        (900,000)
                                          -----------      -----------       -----------     -----------      -----------
12-31-1997                                  6,603,944            6,604         1,159,693      (1,249,047)         (82,750)

Issuance in consideration for
Consulting fees                               280,000              280            28,220           8,500
Issuance of shares for conversion
of debt                                       491,341              491            47,509          48,000
Sale of shares through private
placement                                   4,233,333            4,233           151,767         156,000
                                          -----------      -----------       -----------     -----------
Subtotal                                   11,608,618           11,608         1,387,189
                                          -----------      -----------       -----------
Reverse split 7 to 1
on July 1, 1998                             1,655,000            1,655         1,397,142

Issuance of shares for conversion
of debt                                       533,131              533            47,467          48,000
Issuance of shares in consideration
For consulting fees                          340,000               340            33,660          34,000
Sale of shares through private
Placement                                  3,156,767             3,157            86,843          90,000
Foreign currency  translation                                                      7,681
Net profit                                                                                       (22,832)         (15,152)
                                         -----------       -----------       -----------     -----------      -----------
12-31-1998                                 5,684,898       $     5,685       $ 1,572,793     $(1,271,879)     $   306,599

Unaudited
Gain on foreign exchange                                                          (7,681)
Sale of shares through private
placement                                  7,600,000             7,600           106,400                          114,000
Issuance of shares for conversion
of debt                                      355,555               356            22,009                           22,365
Issuance of shares for consulting
fees                                         600,000               600            29,400                           30,000
Net loss                                                                                          (86,387)        (86,387)
                                         -----------       -----------       -----------      -----------     -----------
09-30-1999                                14,240,453       $    14,241       $ 1,722,921      $ 1,358,266)    $   378,896
                                         -----------       -----------       -----------      -----------     -----------

                                       See accompanying notes to financial statement.

                                                            17

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


  Note 1 - Organization of Company and Issuance of Common Stock
  -------------------------------------------------------------

  a. Creation of the Company
     Highland Holdings International, Inc. (the "Company") was formed on March 23, 1992 under the laws of the State of Delaware as Northern Medical, Inc. with 10,000,000 shares of common stock authorized, $.001 par value each and 1,000,000 shares of preferred stock, $.001 par value each. On October 30, 1992, the certificate of incorporation was amended to change the name of the Company to Normed Industries, Inc. The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000, $.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each. On January 24, 1995, the Company forward split the number of shares of common stock outstanding in a ratio of 17,500 to 1 restating the number of shares of common stock outstanding to 1,750,000. On March 28, 1995, the Company amended its certificate of incorporation to change its name to Highland Resources, Inc. On November 3, 1997, the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

  b. Description of the Company
     The Company is a development stage company involved in the development of a gold mining concession in Honduras. At present, the Company is in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable ore body (reserves) until further geologic exploration work is done, and a final feasibility study based upon such work is concluded.

  c. Issuance of Capital Stock
     On March 31, 1992, the Company issued 100 shares of common stock to Mr. Roger Fidler in consideration for the contribution of $1,500 in cash and $500 in organization costs.

     On January 24, 1995, the Company authorized a 17,500 to 1 forward split restating the number of shares of common stock outstanding from 100 to 1,750,000.

     On March 13, 1995, The Company entered into an agreement to obtain the alluvial gold and diamond mineral rights in its Lagoa da Pedra Project of the Lagoa da Pedra Partnership for 7,182,315 shares of common stock.

     On September 11, 1996, the Company issued 2,111,996 shares of common stock in consideration for the forgiveness of $133,000 in loans to the Company.

     On September 11, 1996, the Company issued 624,000 shares of common stock as part consideration in the acquisition of Minas Novas.

     On April 4, 1997, the Company authorized a 30 to 1 reverse split restating the number of shares of common stock outstanding from 11,668,311 to 389,037.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 18 unpatented mining claims situated in Pima County, Arizona, valued at $20,000 or $.01 per share.

     On May 5, 1997, the Company issued, pursuant to Regulation D, and aggregate of 1,310,000 shares of common stock to various related parties to the Company in consideration of consulting services valued at $13,100 in services or $.0l per share.

     On May 30, 1997, the Company sold 300,000 shares of common stock pursuant to Rule 504 for an aggregate consideration of $15,000 or $.05 per share.

     As of June 30, 1997, the Company sold 1,800,000 shares of common stock at $.05 per share, pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended, for an aggregate consideration of $90,000.

     On December 16, 1997, the Company issued 250,000 shares of common stock pursuant to the agreement with Minas Novas Pesquisa E. Lavra S.A. to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Ronger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth.

     On December 16, 1997, the Company issued 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

     On December 16, 1997, the Company sold 525,000 shares pursuant to Regulation D for an aggregate consideration of $525,000 or $1.00 per share.

     On January 5, 1998, the Company sold 900,000 shares of common stock in consideration for an aggregate of $56,000 or $0.06 per share.

     On February 4, 1998, the Company issued 5,000 shares of common stock to Loeb Aaron & Company, Ltd. in consideration for consulting services valued at $1,000 or $0.20 per share.

     On February 4, 1998, the Company issued an aggregate of 50,000 shares of common stock to Mr. John Demoleas, President, in consideration for services valued at $5,000 or $0.10 per share.

     For the period from January 1, 1998 to December 31, 1998, the Company sold an aggregate of 406,396 shares of common stock for an aggregate consideration of $40,639 or $0.10 per share.

     For the period from January 1, 1998 to December 31, 1998, the Company sold an aggregate of 84,945 shares of common stock for an aggregate consideration of $7,361 or $0.09 per share.

     For the period from January 1, 1998 to December 31, 1998, the Company issued an aggregate of 225,000 shares of common stock in consideration for $22,500 or $0.10 per share in consideration for consulting services.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     The Company sold an aggregate of 2,000,000 shares of common stock for an aggregate consideration of $60,000 or $0.03 per share.

     The Company sold an aggregate of 1,333,333 shares of common stock to Mr. John Demoleas, President, for an aggregate consideration of $40,000 or $0.03 per share.

     On July 21, 1998, the Company reverse split the number of shares of common stock outstanding in a ration of 7 to 1 restating the number of shares of common stock outstanding on that date from 11,608,618 to 1,655,000.

     The Company sold 177,776 shares of common stock for an aggregate consideration of $17,778 or $0.10 per share.

     The Company sold 355,355 shares of common stock for an aggregate consideration of $30,222 or $0.085 per share.

     The Company sold 266,666 shares of common stock for an aggregate consideration of $20,000 or $0.075 per share.

     The Company sold 1,326,666 shares of common stock for an aggregate consideration of $25,000 or $0.02 per share.

     The Company sold 333,334 shares of common stock for an aggregate consideration of $5,000 or $0.0 15 per share.

     The Company sold 230,000 shares of common stock for an aggregate consideration of $25,000 or $0.11 per share.

     The Company sold 1,000,000 shares of common stock to Mr. John Demoleas, President, for an aggregate consideration of $15,000 or $0.015 per share.

     As of September 30, 1999, the Company sold 300,000 shares of common stock for $10,000 or $0.067 per share to Mr. George Nadas, Secretary.

     As of September 30, 1999, the Company sold 7,300,000 shares of common stock for $104,000 or $0.01 per share to Mr. John Demoleas, President.

     As of September 30, 1999, the Company sold 355,555 shares of common stock for $22,365 or $0.06 per share.

     As of September 30, 1999, the Company had issued and placed into escrow 600,000 shares of common stock to A-Z Professional Consultants, Inc. to be issued for the performance of certain financial consulting services to be valued at $30,000 or $.05 per share.

  Note 2 - Summary of Significant Accounting Policies
  ---------------------------------------------------

  a. Basis of Financial Statement Presentation
     The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,298,608 for the period from inception, March 23, 1992 to September 30, 1999.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating the need to do further private placements to bring the mine in Honduras into production and with the completion of its additional private placement and with the increase in working capital, the Company will be able to continue to develop the Company's mining concession and begin production. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The recoverability of the amounts shown for the mining projects and the ability of the Company to continue as a going concern are dependent upon its ability to raise capital, achieve profitable operations from its mining activities, and on a satisfactory regulatory environment governing the development and operation of mining properties in Honduras.

     The financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and the unaudited balance sheet as at September 30, 1999 and the related consolidated statements of operations, stockholders equity and cash flows for the years ending December 31, 1997 and 1998 and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the nine months ended September 30, 1998 and 1999 and for the period from inception, March 23, 1992, to September 30, 1999.

  b. Cash and cash equivalents
     The Company treats temporary investments with a maturity of less than three months as cash.

  c. Mineral Property and Equipment
     The Company follows the full cost method of accounting for mineral properties. Accordingly, all costs associated with acquisition, exploration, and development of mineral reserves, including directly related overhead costs, are capitalized.

     All capitalized costs of mineral properties including the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of minerals, in which case the gain or loss is recognized in income. All sales or abandonments or impairments of properties are recorded in the Statement of Operations, with resulting gain or loss recognized. Write-downs will be recorded when the carrying value is not supportable.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


  d. Property and Equipment
     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight-line methods over a period of five years. Maintenance and repairs are charged against operations and betterments are capitalized.

  e. Revenue Recognition
     Revenue is recognized when extracted minerals are shipped.

  f. Foreign Currency Translation
     Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

  g. Selling and Marketing Costs
     Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

  h. Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  i. Significant Concentration of Credit Risk
     At December 31, 1998 and September 30, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- and $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

  j. Asset Impairment
     The Company adopted the provisions of SEAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SEAS No. 121) effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


  k. Earnings per share
     Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period.

                        Year ended    Year Ended    Nine Months    Nine Months
                        December 31,  December 31,  September 30,  September 30,
                            1997          1998          1998           1999
--------------------------------------------------------------------------------
Total number common
    shares outstanding   3,912,693     2,134,123     2,300,055     9,962,675


  Note 3 - Acquisition of Assets
  ------------------------------

  a. Option on Acquisition of Minas Novas
     On June 27, 1996, the Company entered into an agreement with Minas Novas Pesquisa E Lavra S.A. ("Minas Novas"), a Brazilian corporation for the acquisition of 95% of the issued and outstanding stock of Minas Novas. On September 11, 1997, the agreement was modified as to the terms and conditions as follows:

     The Company paid $15,000 pursuant to the original agreement on July 26, 1996.

     On September 11, 1996, the Company issued 624,000 shares of common stock as part consideration in the acquisition of Minas Novas. These shares were subsequently restated to 20,800 upon the reverse split of the Company's stock.

     On December 16, 1997, the Company issued an additional 250,000 shares of common stock pursuant to the agreement with Minas Novas to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Ronger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth. These shares were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement. The shares of common stock were valued at $0. 125 per share representing one half of the market price on that date.

     The Company agreed to advance money as follows:

     $5,000 per month for the next 12 months for payment of administration costs.
     $20,000 toward the costs of the elaboration of the Economic Development Plan as required by the Brazilian government $80,000 for working capital.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     The shareholders' of Minas Novas have an option until September 30, 1998, to require the Company to repurchase these shares at $2.00 per share for an aggregate consideration of $500,000 by notifying the company of Minas Nova's intention in writing by September 1, 1998 and must effect payment within 120 days. Thirty days after written notice, interest will accrue at the rate of 2% per month.

     The default of any of the obligations of either the Company or Minas Novas that is not corrected in a maximum period of 30 days, counting the date of the specific notification will cause the dissolution of the contract and subject the Company to a penalty of $210,000 and the return to each party the shares issued pursuant to this contract.

     As of December 31, 1997, the Company has recorded the obligation to repurchase the 250,000 shares of common stock at $2.00 each for an aggregate of $500,000.

     As of December 31, 1998, the Company has concluded that the Minas Novas Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the mineral costs of $176,500 accumulated for this project and has charged operations for the year ending December 31, 1998. Management is also of the opinion that Minas Novas Pesquisa E Lavra S.A. has not lived up to the terms and conditions of the contract for purchase, exploration and development, entered into on September 11, 1997 and has discontinued any further relationship with the shareholders of Minas Novas. The Company has also placed a stop transfer order on the 250,000 shares of common stock that were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement and has requested the return of these shares. Management is also of the opinion that it is not liable for default of monies due under the terms of this agreement and has written off additional liabilities aggregating $603,000. Pursuant to the terms and conditions of the agreement, the Company may be liable for liquidated damages of up to $210,000 if litigation should occur. As of the date of the financial statements, a lawsuit has not been entered into by either party.

  b. Arizona Property
     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 1 unpatented mining claims situated in Pima County, Arizona, valued at $20,000.

     This agreement was memorialized on January 23, 1998 with the actual transfer and registration of title to the 18 mining claims. As of December 31, 1998, the Company has concluded that the Arizona Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the mineral costs of $29,658 accumulated for this project and has charged operations for the year ending December 31, 1998.

                      HIGHLAND HOLDINGS International, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


  c. Honduras Properties
     In October, 1997, the Company, through its subsidiary Highland Resources Honduras S.A., of which the Company owns 95%, entered into an agreement for the purchase of 100% ownership of the and the mineral rights from Desarrollo De Recursos Naturales, S. de R.L. de C.V., ("Derena") consisting of mineral concessions aggregating 18,000 hectares. The agreement was memorialized in Honduras on March 18, 1998 with the recording and registration of the Company rights and titles to the concessions in Tegucigalpa, Honduras through the Company's subsidiary Highland Resources Honduras, S.A.

     As of March 31, 1998, title had transferred by agreement but had not been officially registered with the local government.

     In June, 1997, the Company paid a fee of $25,000 to Derena for the right to do due diligence on the properties owned by Derena in Honduras. Upon acceptability of the investigation, the Company would obtain 75% ownership of Derena for a cash payment of US$ 250,000. In December, 1998, the percentage of ownership was renegotiated to become 95% ownership. Derena's minority holding of 5% would be a "free carried interest", (i.e. not contributing to exploration, administration and development costs, except as follows:

     Production from all properties would be subject to a 2% "Net Smelter Royalty", payable to Decenna, Mr. Mattsson and/or his assignees and/or successors.

     For a period of 5 years from June 10, 1997, the Company have the option to purchase Mr. Mattsson's minority interest interests, whether carried or participatory for the sum of US$1,000,000.

     Mr. Mattsson has been appointed to the Executive Advisory Board of the Company.

     As of December 31, 1998, the Company has paid $391,313 pursuant to the terms of this agreement and the percentage of ownership was renegotiated to become 95%.

  Note 4 - Related Party Transactions
  -----------------------------------

  a. Issuance of Common Stock
     On March 31, 1992 the Company issued 100 common shares to Mr. Roger Fidler in consideration for $1,500 in cash and the contribution of $500 in organization costs.

     On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in the Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 1,310,000 shares of common stock to various related parties to the Company in consideration for services of $13,100 in services valued at $.01 per share.

     On December 16, 1997, the Company issued ,pursuant to regulation D, 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

     On February 4, 1998, the Company issued 7,143 post split shares of common stock to John Demoleas, President, in consideration of consulting fees valued at $5,000 or $0.10 per share.

     On July 10, 1998, the Company sold 190,476 post split shares of common stock to John Demoleas, President, in consideration for $40,000 or $0.21 per share.

     On September 9, 1999, the Company issued 726,666 shares of common stock to John Demoleas in consideration for services valued at $14,533 or $0.02 per share.

     As of April, 1999, the Company sold 7,300,000 shares of common stock to John Demoleas for an aggregate consideration of $104,000 or $0.014 per share.

     As of September 30, 1999, the Company sold 300,000 shares of common stock for $10,000 or $0.03 per share to Mr. George Nadas, Secretary.

  b. Officer Compensation
     For the year ended December 31, 1998 and for the nine months ended September 30, 1999, the Company has not paid any salary to any of the officers.

  Note 5 - Preferred Stock
  ------------------------

     The certificate of Incorporation was amended on January 17, 1995 increasing the number of shares authorized from 200 common shares with a par value of $.001 to an aggregate number of shares of stock which the corporation shall have authority to issue is 25,000,000, which are divided into 5,000,000 shares of Preferred stock with a par value of $.001. The Preferred Shares have the following provisions:

  a. Dividends are cumulative
     Preferred shareholders are entitled to receive dividends at the rate of $. 12 per share per annum and no more, payable in cash quarterly commencing March 31, 1995 and thereafter on the last day of September, December, March and June of each year on any Preferred series A shares ("Preferred Stock") outstanding. Dividends that are in arrears must be paid before any distribution shall be paid on common stock.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


  b. Redemption
     At any time during the six year period commencing on the date of issuance, the Company may redeem all or part of the outstanding shares of the Preferred Stock at the redemption cash price equal to $2.50 per share, together with all declared and unpaid dividends provided the Company gives thirty days prior to the date specified for redemption.

  c. Voting Rights
     Except as otherwise required by law or by the articles of incorporation of the Company, the shares of Preferred Stock shall have no voting rights whatsoever.

  d. Conversion Rights
     Each share of Preferred Stock shall be convertible at the option of the holder, at any time during the time period commencing 5 years from the date of issuance and ending 6 years from the date of issuance, and on or prior to the 5th day prior to a redemption date into fully paid and nonassessable shares of common stock of the Company. The number of shares of common stock into which each share of the Preferred Stock may be converted shall be determined by dividing the initially issuable conversion price of $2.50 subject to adjustment by the conversion price in effect at the time of the conversion. The conversion price from time to time in effect shall be subject to adjustment as follows: In case the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding common stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

  e. Contingent Liability
     The Company shall at all times reserve and keep available out its authorized but unissued common stock, solely for the purpose of effecting the conversion of the Preferred Shares, the full number of shares of common stock deliverable upon the conversion of all Preferred Stock from time to time outstanding.

     At December 31, 1998 and September 30, 1999, the number of shares of preferred stock outstanding was -0-.

  Note 6 - Mineral Properties
  ---------------------------

  a. Cost basis
     Mineral properties consist of the following at December 31, 1998 and September 30, 1999:

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


The Derena Project
--------------------------------------------------------------------------------

     The accumulated costs consists of unproved concession costs which include the cost to purchase, and pay the maintenance and filing fees to the country of Honduras.

       The capitalized costs are allocated to the properties as follows:

                                  December 31,   September 30,
                                     1998            1999
                                     ----            ----
       Derena project              $301,500        $391,313

  Note 7 - Capital Assets
  -----------------------

     Capital Assets consisted of the following at December 31, 1997 and March 31, 1998:

                                     December 3, 1998   September 30, 1999
                                     ----------------   ------------------
           Office equipment                $7,191              $7,191
           Accumulated depreciation         2,577               4,354
                                           ------              ------
           Balance                         $4,614              $2,837
                                           ------              ------

  Note 8 - Income Taxes
  ---------------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

     At September 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $1,358,266. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of September 30, 1999 are as follows:

        Deferred tax asset:
        Net operating loss carry forward   $     461,810
        Valuation allowance                $    (461,810)
                                           -------------
        Net deferred tax asset             $         -0-
                                           -------------

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     The Company recognized no income tax benefit for the loss generated in the period from inception, March 23, 1992, to December 31, 1998;for nine months ended September 30, 1999.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

  Note 9 - Mineral Properties Not Subject to Amortization
  -------------------------------------------------------

     The Company is currently participating in mineral exploration and development activities on properties identified as the alluvial gold and diamond placer concessions. At December 31, 1998 and September 30, 1999, a determination cannot be made about the extent of additional mineral reserves that should be classified as proved reserves as a result of this project. Consequently, the associated property costs and exploration costs have been excluded in computing amortization of the full cost pool. The Company will begin to amortize these costs when the project is evaluated, which is currently estimated to be in the spring of 2000.

  Note 10 - Cash Flow Information
  -------------------------------

     The following is supplemental cash flow information for the period from inception, March 23, 1992, to September 30, 1999.

     Issuance of 7,182,315 common shares for
     acquisition of mineral properties
     On March 13, 1995                                  $(297,193)
     Issuance of 2,000,000 shares of common
     stock for acquisition of various
     mining claims in Arizona                             (20,000)
     Issuance of 1,310,000 shares of common
     stock in consideration for consulting services        (3,100)
     Issuance of 30,000 shares of common stock
     for services by various Advisory Board members        (1,500)
     Issuance of 250,000 shares of common stock
     pursuant to the agreement with Minas Novas           (31,500)
     Issuance of shares for consulting fees               (64,000)
     Issuance of shares for consulting fees               (30,000)
     Capital Stock                                        457,293
                                                        ---------
     Total                                              $     -0-

  Note 10 - Commitments and Contingencies
  ---------------------------------------

  a. Stock Option Plan and Stock Grant Program
     In June 1995, the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions:

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     1. Stock Option Plan: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers and consultants. Under this plan, no employee may receive more than 50,000 options. Options are nontransferable and expire if not exercised within two years. The options may not be exercised by the employee until after the completion of two years of employment with the Company. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of December 31, 1997, no options have been granted pursuant to this plan.

     2. Stock Grant Program: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers, directors, and consultants. Under this plan, no employee may receive more than 100,000 options. The program requires the employee to remain in the employ of the company for at least one year following the grant and to agree not to engage in any activity which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the stock issued under the program shall revert back to the Company. The stock issued under the program is nontransferable for two years. As of December 31, 1998 and September 30, 1999, no options have been granted pursuant to this plan.

  b. Leased Office Space
     The Company occupies office space at the office's of George Nadas, Chartered Accountant and Secretary to the Company at 800 Petrolia Road, Unit 7, Toronto, Canada M3J 3K4. The Company pays rent on a month to month basis at the rate of $250.

  c. Leased Office Space in Honduras
     On October 26, 1997, the Company through its subsidiary HRH leased for two years approximately 630 square feet of office space in the city of Tegucigalpa for $625 per month.

  d. Consulting Agreements
     1. Agreement with Loeb Aron & Company Ltd.
     On November 17, 1997, the Company entered into a consulting agreement with Loeb Aron & Company LTD.("Loeb Aron"), a company incorporated in England for services relating to geology and related mining, smelting, engineering, and production of minerals. The agreement is for two years beginning October 1, 1997 and is extended automatically for a period of 6 months or until notice is given by either party.

     For the year ended December 31, 1998, the Company has paid Loeb Aron as follows: On February 4, 1998, 714 post split shares of common stock valued at $1,000 and on September 10, 1998, 230,000 shares of common stock valued at $25,000.

     Agreement with A-Z Professional Consultants, Inc.

     In September 1999 the Company entered into an Agreement for financial consulting services with A-Z Professional Consultants, Inc., a Utah corporation ("A-Z") for the purposes of consulting on matters relating to mergers and acquisitions, advising corporate management, and in performing the general and administrative duties for public-held companies and development stage investment ventures.

     Payment for these services is 600,000 shares of common stock. As of September 30, 1999 the Company has delivered 300,00 shares of common stock valued at $.05 per share and has held in escrow the balance of 300,000 shares pending completion of the agreed upon services for an aggregate consideration of $300,000.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


  e. Options Granted to Purchase Stock
     The Company granted to various people the right to purchase shares of the Company's common stock pursuant to the following terms and conditions:

  f. Litigation
     The Company is being sued by Mr. Douglas Furth of Aurora, Ohio for breach of contract relating to a consulting agreement entered into on August 26, 1996. The agreement relates to Mr. Furth performing corporate growth, public relations and expansion of the Company's shareholder base.

     Pursuant to the agreement, the Company was to issue 50,000 shares of common stock upon signing the agreement, pay a monthly retainer of 10,000 unrestricted shares of common stock, and pay a bonus of 50,000 unrestricted shares of common stock when the Company's stock is trading at an average closing price of $3.00 per share for a period of 14 consecutive days; pay a bonus of 50,000 unrestricted shares of common stock when the Company's common stock is trading at a average closing price of $4.00 per share for 14 consecutive days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $5.00 per share for a period of 14 days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $6.00 per share for a period of 14 days; and pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $7.00 per share for a period of 14 days. Mr. Furth is seeking damages in the amount of $75,000 plus interest and punitive damages of $1,000,000. In the opinion of Management, the Company's exposure for loss is estimated to be 1,572 shares of common stock.

  Note 13 - Convertible Promissory Note
  -------------------------------------

     Subsequent to the date of the financial statements, the Company borrowed an aggregate of $125,000 as evidenced by the following Convertible Promissory Note, (the "Note") dated March 26, 1998 and due September 22, 1998. The Note is payable pursuant to the following terms and conditions:

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     Interest is payable at the rate of 12% in advance upon the closing of the issuance of this Note. Interest will be payable in advance in the form of the Company's shares of common stock. The number of shares of common stock will be computed as the interest amount on this Note through the full term of the Note divided by 75% of the lowest bid price of the shares of common stock quoted on the over the counter Bulletin Board market for the 5 day trading period. The holder of this Note has the right to convert this note, in whole or in part at any time into shares of common stock, at the lesser of 75% of the lowest closing bid price for the shares quoted on the Bulletin Board for the 5 day trading period ending on the day prior to the conversion date, or the lowest closing bid price for the shares quoted on the Bulletin Board for the five day trading period ending on the day prior to the date.

     Notwithstanding any provisions of this Note, in no event will the Holder be entitled to convert this Note into shares to the extent that after such conversion, the number of shares of common stock beneficially owned by the Holder and its affiliates and the number of shares issuable upon the conversion of this Note would result in beneficial ownership and its affiliates of more than 4.9% of the issued and outstanding shares of common stock as of the date of the conversion. The number of shares is also subject to various conversion price adjustments and adjustment for reverse stock splits.

     The Company has agreed to use the proceeds of this Note will be used for working capital and not to pay any indebtedness of the Company. The proceeds to the Company were $125,000 less commission of $15,635 with net proceeds of $109,365.

     As of December 31, 1998 and September 30, 1999, the Company is obligated to repay $22,365 and $-0- respectively.

     As of December 31, 1998, the Company had converted $96,000 in debt into an aggregate of 491,341 shares of common stock for an aggregate of $48,000. These shares were subsequently reverse split in a ratio of 7 to 1 restating the number of shares to 70,192 and an additional 533,131 for $48,000.

     As of September 30, 1999, the Company issued 355,555 shares of common stock in consideration for the conversion of $22,365 in debt.

  Note 14 - Development Stage Company
  -----------------------------------

     The Company is a development stage company with little operating history. The Company will be dependent upon its ability to raise additional capital to engage in any business activity. Since its organization, the Company's activities have been limited to the sale of shares common stock in connection with its organization, the acquisition of the mineral properties, the preparation of a marketing plan, limited pilot test production, test drillings and samplings and completion of geological exploration.

F/S
Exhibit 2


                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775



To The Board of Directors and Shareholders of Highland Holdings International, Inc. (a development stage company)

     I have audited the accompanying consolidated balance sheet of Highland Holdings International, Inc. (a development stage company) as of December 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the period from inception, March 23, 1992, to December 31, 1997. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Highland Holdings International, Inc. (a development stage company) as of December 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the period from inception, September 5, 1997, to December 31, 1997 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Highland Holdings International, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Highland Holdings International, Inc. (a development stage company) to continue as a going concern.

                                                 Thomas P. Monahan, CPA
March 12, 1998
Paterson, New Jersey



                             HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                 (a development stage company)
                                  CONSOLIDATED BALANCE SHEET

                                                                                    March 31,
                                                     December 31,   December 31,      1998
                                                         1996           1997        Unaudited
                                                         ----           ----        ---------
                                            Assets
Current assets
Cash                                                 $       100    $    15,719    $    99,786
Prepaid expenses                                                          4,692          6,682
                                                                    -----------    -----------
Total current assets                                         100         20,411        106,468

Capital assets                                                           12,028         11,088

Mineral properties                                       486,000        507,658        525,689
Other assets
Security deposit                                                          2,853          2,853
Organization costs                                            50
                                                     -----------   ------------    -----------

Total other assets                                            50          2,853          2,853
                                                     -----------    -----------    -----------

Total assets                                         $   486,150    $   542,950    $   646,098
                                                     -----------


                             Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued expenses                             $    22,700    $    10,525
  Note payable shareholder                                                               9,700
  Convertible promissory note                                                          125,000
  Notes payable-affiliated party                                        603,000        584,500
                                                                    -----------    -----------
  Total liabilities                                                     625,700        729,725
Stockholders equity
Preferred stock- $.0O1 par value , authorized
5,000,000 shares. The number of shares outstanding
at December 31, 1997 and March 31, 1998 was -0-
and -0- respectively
Capital stock-$.00 1 par value, authorized
20,000,000 shares. The number of shares
outstanding at December 31, 1997 and March 31,
1998 was 6,603,944 and 6,603,944 respectively             11,668          6,604          6,604
  Additional paid in capital                             458,529      1,159,693      1,245,693
  Accumulated deficit during development stage          (349,047)    (1,249,047)    (1,335,924)
                                                     -----------    -----------    -----------
Total stockholders equity                                121,150        (82,750)       (83,627)
                                                     -----------    -----------    -----------
Total liabilities and stockholders equity            $   486,150    $   542,950    $   646,098
                                                     -----------    -----------    -----------


                         See accompanying notes to financial statements.

                                               34


                                  HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                      (a development stage company)
                                  CONSOLIDATED STATEMENT OF OPERATTIONS

                                                                                                For the
                                                            For the three    For the three    period from
                            For the year    For the year    months ended     months ended     inception to
                               ended           ended         March 31,         March 31,       March 31,
                            December 31,    December 31,       1997              1998            1998
                                1996            1997         Unaudited         Unaudited       Unaudited
                                ----            ----         ---------         ---------       ---------
Income                      $       -0-     $       -0-     $       -0-       $       -0-     $        -0-

Cost of goods sold                  -0-             -0-             -0-               -0-              -0-
                            -----------     -----------     -----------     -------------     ------------

Gross profit                        -0-             -0-             -0-               -0-              -0-

Operations
  General and
  administration                317,097         898,614                            85,937         1,334,088
  Depreciation and
  amortization                       50           1,386                               940             1,386
                            -----------     -----------                       -----------     -------------
   Research and
   development                  317,097         900,000                            86,877         1,335,924
Total expense

Net Profit(Loss)            $  (317,097)    $  (900,000)    $       -0-     $     (86,877)      (1,335,924)
                            ===========     ===========     ===========     =============       ==========

Net loss per share-
Basic                       $     (0.82)    $     (0.14)    $      0.00     $      (0.01)     $      (0.20)
                            ===========     ===========     ===========     =============       ==========

Total number of
shares outstanding              388,944       6,603,944         388,944         6,603,944        6,603,944
                            ===========     ===========     ===========     =============       ==========

Net loss per share-
diluted                     $      (.17)    $      (.11)    $      (.00)    $      (.01)      $       (.15)
                            ===========     ===========     ===========     =============       ==========

Total number of
shares                        1,818,944       8,033,944       1,818,944       8,033,944          9,033,944
                            ===========     ===========     ===========     =============       ==========




                             See accompanying notes to financial statements

                                                  35


                                    HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                        (a development stage company)
                               CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                                               For the period
                                                                                               from inception
                                                                  For the three  For the three     March 23
                                     For the year    For the year  months ended  months ended       1992 to
                                        ended           ended       March 31,      March 31,       March 31,
                                     December 31,    December 31,     1997           1998            1998
                                        1996            1997        Unaudited      Unaudited       Unaudited
                                        ----            ----        ---------      ---------       ---------

CASH FLOWS FROM OPERATING
ACTIVITIES
  Net profit(loss)                   $  (317,197)   $  (900,000)   $       -0-    $   (82,185)    (1,335,924)
  Depreciation and amortization              100          1,386                           940          1,834
  Non-cash transactions                                 192,560                                      542,199
  Prepaid expenses                                       (4,692)                       (6,682)        (6,682)
  Accounts payable                                       22,700                       (12,175)        10,525
                                     -----------    -----------                   -----------    -----------
TOTAL CASH FLOWS                        (317,097)      (688,046)           -0-       (100,102)      (788,048)
FROM OPERATIONS

CASH FLOWS FROM
FINANCING ACTIVITIES
  Notes payable                          340,000        603,000                       (18,500)       584,500
  Proceeds of convertible note                                                        125,000        125,000
  Additional capital contribution                                                      86,000         86,000
  Sale of stock-net of
  offering costs                                        630,000
  Shareholder loan                      (148,000)                                       9,700          9,700
                                     -----------    -----------                   -----------    -----------
TOTAL CASH FLOWS FROM
FINANCING ACTIVITIES                     192,000      1,233,000                       202,200        805,200

CASH FLOWS FROM INVESTING
ACTIVITIES
  Security deposit                                       (2,853)                                      (2,853)
  Office equipment                                       18,824                                       18,824
  Mineral properties                    (340,967)       507,658                       (18,031)      (525,689)
                                     -----------    -----------                   -----------    -----------

TOTAL CASH FLOWS FROM
INVESTING ACTIVITIES                    (340,967)      (529,335)                      (18,031)      (547,366)

NET INCREASE(DECREASE)
IN CASH                                   (1,130)        15,619            -0-         84,067         99,786

CASH BALANCE BEGINNING
OF PERIOD                                  1,230            100            -0-         15,719            -0-
                                     -----------    -----------    -----------    -----------    -----------

CASH BALANCE END
OF PERIOD                            $       100    $    15,719    $       -0-    $    99,786    $    99,786
                                     ===========    ===========    ===========    ===========    ===========


                              See accompanying notes to financial statements

                                                  36


                                          HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                              (a development stage company)
                                     CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY



                                                                          Additional          Deficit
                    Preferred   Preferred       Common       Common        paid in       accumulated during
   Date               Stock       Stock         Stock        Stock         capital       development stage      Total
   ----               -----       -----         -----        -----         -------       -----------------      -----

08-13-1992                                          100                    $  2,000                           $   2,000
12-31-1994           Net loss                                                                  (1,800)           (1,800)
                     --------   --------      ---------    ---------     ----------        ----------         ---------
12-31-1994                                          100                       2,000            (1,800)              200

01-24-1995(1)                                 1,750,000        1,750         (1,750)                                -0-
03-13-1995(2)                                 7,182,315        7,182        286,015                             293,197
03-13-1995                                                                   27,000                              27,000
12-31-1995           Net loss                                                                 (30,050)          (30,050)
                     --------   --------      ---------    ---------     ----------        ----------         ---------
12-31-1995                                    8,932,315        8,932        313,265           (31,850)          290,347

09-11-1996(3)                                 2,111,996        2,112        145,264                             147,376
09-11-1996(4)                                   624,000          624                                                624
12-31-1996           Net loss                                                                (317,197)         (317,197)
                     --------   --------      ---------    ---------     ----------        ----------          --------
12-31-1996                                   11,668,311       11,668       $458,529         $(349,047)         $121,150

04-01-1997(5)                                   388,944     $    389       $469,808         $(349,047)         $121,150
05-04-1997(6)                                 2,000,000        2,000         18,000                              20,000
05-05-1997(7)                                 1,310,000        1,310         11,790                              13,100
05-31-1997(8)                                   300,000          300         14,700                              15,000
06-30-1997(9)                                 1,800,000        1,800         88,200                              90,000
12-16-1997(10)                                  250,000          250         31,250                              31,500
12-16-1997(11)                                   30,000           30          1,470                               1,500
12-16-1997(12)                                  500,000          500        499,500                             500,000
12-16-1997(12)                                   25,000           25         24,975                              25,000
12-31-1997           Net loss                                                                (900,000)         (900,000)
                     --------   --------      ---------    ---------     ----------        ----------          --------
12-31-1997             -0-           -0-      6,603,944        6,604      1,159,693        (1,249,047)          (82,750)

Unaudited
3-31-1998(13)                                                                86,000                              86,000
3-31-1998            Net loss                                                                 (86,877)          (86,877)
                     --------   --------      ---------    ---------     ----------        ----------          --------
                       -0-           -0-      6,603,944        6,604     1,2455,693        (1,335,924)          (83,627)
                     ========   ========      =========        =====     ==========        ==========           =======


(1)  Forward split 1,750 to 1

(2) Issuance of shares for acquisition of Lagoa da Pedra Project valued at $0.04 per share.

(3) Issuance of shares on consideration for the forgiveness of loans to the company valued t $0.07 per share.


                 See accompanying notes to financial statements

                                       37

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY


(4) issuance of shares as part consideration in the acquisition of Minas Novas and reverse split to 20,800-on 4-1-1997 valued at $.001 per share.

(5)  reflects 30 to 1 reverse split.

(6) Issuance of shares the purchase of unpatented mining claims in Pima County, Arizona valued at $.0 1 per share.

(7) issuance of shares to various related parties to the Company in consideration of consulting services valued at 5.01 per share

(8)  Sale of shares at $0.50 per share.

(9)  Sale of shares at $0.05 per share.

(10) Issuance of shares pursuant to agreement of the acquisition of Minas Novas values at $0. 126 per share.

(11) issued of shares to 6 advisory board members in exchange for services over a period of 1 year valued at 5.05 per share.

(12) Sale of shares at $1.00 per share. Additional contributed capital See accompanying notes to financial statements.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


  Note 1. Organization of Company and Issuance of Common Stock
  ------------------------------------------------------------

  a. Creation of the Company
     Highland Holdings International, Inc. (the "Company") was formed on March 23, 1992 under the laws of the State of Delaware as Northern Medical, Inc. with 10,000,000 shares of common stock authorized, $.001 par value each and 1,000,000 shares of preferred stock, $.001 par value each. On October 30, 1992, the certificate of incorporation was amended to change the name of the Company to Normed Industries, Inc. The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000, $.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each.. On January 24, 1995, the Company forward split the number of shares of common stock outstanding in a ratio of 17,500 to 1 restating the number of shares of common stock outstanding to 1,750,000. On March 28, 1995, the Company amended its certificate of incorporation to change its name to Highland Resources, Inc. On November 3, 1997, the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

  b. Description of the Company
     The Company is a development stage company involved in the development its mining prospects in Brazil, Honduras and Arizona. At present, the Company is in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable ore body (reserves) until geologic exploration work is done, and a final feasibility study based upon such work is concluded and if successful in such exploration, production of these minerals.

  c. Issuance of Capital Stock
     On March 31, 1992, the Company issued 100 shares of common stock to Mr. Roger Fidler in consideration for the contribution of $1,500 in cash and $500 in organization costs.

     On January 24, 1995, the Company authorized a 17,500 to 1 forward split restating the number of shares of common stock outstanding from 100 to 1,750,000.

     On March 13, 1995, The Company entered into an agreement to obtain the alluvial gold and diamond mineral rights in its Lagoa da Pedra Project of the Lagoa da Pedra Partnership for 7,182,315 shares of common stock.

     On September 11, 1996, the Company issued 2,111,996 shares of common stock in consideration for the forgiveness of $133,000 in loans to the Company.

     On September 11, 1996, the Company issued 624,000 shares of common stock as part consideration in the acquisition of Minas Novas.

     On April 4, 1997, the Company authorized a 30 to 1 reverse split restating the number of shares of common stock outstanding from 11,668,311 to 389,037. F7

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 18 unpatented mining claims situated in Pima County, Arizona, valued at $20,000 or $.01 per share.

     On May 5, 1995, the Company issued, pursuant to Regulation D, and aggregate of 1,310,000 shares of common stock to various related parties to the Company in consideration of consulting services valued at $13,100 in services or $.01 per share.

     On May 30, 1997, the Company sold 300,000 shares of common stock pursuant to Rule 504 for an aggregate consideration of $15,000 or $.05 per share.

     As of June 30, 1997, the Company sold 1,800,000 shares of common stock at $.05 per share, pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended, for an aggregate consideration of $90,000.

     On December 16, 1997, the Company issued 250,000 shares of common stock pursuant to the agreement with Minas Novas Pesquisa E. Lavra S.A. to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Ronger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth.

     On December 16, 1997, the Company issued 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

     On December 16, 1997, the Company sold 500,000 shares pursuant to Regulation D for an aggregate consideration of $500,000 or $1.00 per share.

  Note 2. Summary of Significant Accounting Policies
  --------------------------------------------------

  a. Basis of Financial Statement Presentation
     The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,335,924 for the period from inception, March 23, 1992, to March 31, 1998. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of its private placement and with the increase in working capital, the Company will be able to continue to develop the Company's mining prospects and begin production. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The recoverability of the amounts shown for the mining projects and the ability of the Company to continue as a going concern are dependent upon its ability to raise capital, achieve profitable operations from its mining activities, and on a satisfactory regulatory environment governing the development and operation of mining properties in Brazil and Honduras.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     The financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1997 and the unaudited balance sheet as at March 31, 1998 and the related statements of operations, stockholders equity and cash flows for the years ending December 31, 1996 and 1997 and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the three months ended March 31, 1997 and 1998 and for the period from inception, March 23, 1992, to March 31, 1998.

  b. Cash and cash equivalents
     The Company treats temporary investments with a maturity of less than three months as cash.

  c. Mineral Property and Equipment
     The Company follows the full cost method of accounting for mineral properties. Accordingly, all costs associated with acquisition, exploration, and development of mineral reserves, including directly related overhead costs, are capitalized.

     All capitalized costs of mineral properties including the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of minerals, in which case the gain or loss is recognized in income. All sales or abandonments or impairments of properties are recorded in the Statement of Operations, with resulting gain or loss recognized. Write-downs will be recorded when the carrying value is not supportable.

  d. Property and Equipment
     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight-line methods over a period of five years. Maintenance and repairs are charged against operations and betterments are capitalized.

  e. Revenue Recognition
     Revenue is recognized when extracted minerals are shipped.

  f. Foreign Currency Translation
     The Company's primary activities are conducted in Brazil and Honduras and are determined to be self-sustaining foreign entities and thus have been translated into United States dollars using the current rate method.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     As at December 31, 1997 and March 31, 1998, all assets, liabilities, issuance's of stock and income statement items were realized in U.S. dollars.

  g. Selling and Marketing Costs
     Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

  h. Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  i. Significant Concentration of Credit Risk
     At December 31, 1997 and March 31, 1998, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- an4 $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

  j. Asset Impairment
     The Company adopted the provisions of SFAS No. 121, Accounting FOR THE IMPAJRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121) effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

  k. Earnings per share
     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement No. 128"). Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income by the total number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could dilute the shares in computing the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into common stock.

                      HIGHLAND HOLDINGS INTERNTIONAL, INC.
                          (a development stage company)
                    NOTES TO CONSOLIDTED FINANCIAL STATEMENTS
                                December 31, 1997


     Pursuant to the requirements of the Securities and Exchange commission, the calculation of the shares used in computing basic and diluted EPS include the shares of common stock issued for the private placement, convertible notes and stock options. Shares used in calculating basic and diluted net income per share were as follows:


                                                                   Three months   Three months
                                      Year ended     Year ended       ended          ended
                                      December 31,   December 31,    March 31,     March 31,
                                         1996            1997          1997          1998
                                         ----            ----          ----          ----
Total number common
shares outstanding                      388,944        6,603,644       388,944     6,603,944

Issuance of shares pursuant
to stock option program                 300,000          300,000       300,000       300,000

Issuance of shares pursuant
to stock grant program                  300,000          300,000       300,000       300,000

Stock issuance to stock
options granted                         130,000          130,000       130,000       130,000

Estimated numbers of shares
reserved for conversion
of convertible note                     700,000          700,000       700,000       700,000
                                      ---------        ---------     ---------     ---------

Shares used in calculating
per share amounts - Diluted           1,818,944        8,033,944     1,818,944     8,033,944



  Note 3. Acquisition of Assets
  -----------------------------

  a. Lagoa da Pedra Project
     On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in its Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares. The transaction has been accounted for as a reverse acquisition and using the purchase method of accounting with historic costs being the basis of valuation.

     The contract required a payment of $30,000 with a down payment of $5,000 which was paid on May 10, 1993 and the balance of $25,000 to be paid by December 31, 1996 by the Logoa da Pedra Partnership consisting of Jose Lourenco Viana Neto and Charles Stetler, geologist residing the city of BHIMG, Brazil and Enterprise Gold, a partnership located in Monaco.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     As of December 31, 1996, the Company had concluded that the Logoa da Pedra Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and had charged the mineral costs $446,967 accumulated for this project were charged to operations for the year ending December 31, 1996.

  b. Option on Acquisition of Minas Novas
     On June 27, 1996, the Company entered into an agreement with Minas Novas Pesquisa E Lavra S.A. ("Minas Novas"), a Brazilian corporation for the acquisition of 95% of the issued and outstanding stock of Minas Novas. On September 11, 1997, the agreement was modified as to the terms and conditions as follows:

     The Company paid $15,000 pursuant to the original agreement on July 26, 1996.

     On September 11, 1996, the Company issued 624,000 shares of common stock as part consideration in the acquisition of Minas Novas. These shares were subsequently restated to 20,800 upon the reverse split of the Company's stock.

     On December 16, 1997, the Company issued an additional 250,000 shares of common stock pursuant to the agreement with Minas Novas to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Renger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth. These shares were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement. The shares of common stock were valued at $0. 125 per share representing one half of the market price on that date.

     The Company agrees to advance money as follows:

     $5,000 per month for the next 12 months for payment of administration costs.

     $20,000 toward the costs of the elaboration of the Economic Development Plan as required by the Brazilian government.

     $80,000 for working capital.

     The shareholders' of Minas Novas have an option until September 30, 1998, to require the Company to repurchase these shares at $2.00 per share for an aggregate consideration of $500,000 by notifying the company of Minas Nova's intention in writing by September 1, 1998 and must effect payment within 120 days. Thirty days after written notice, interest will accrue at the rate of 2% per month.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     The default of any of the obligations of either the Company or Minas Novas that is not corrected in a maximum period of 30 days, counting the date of the specific notification will cause the dissolution of the contract and subject the Company to a penalty of $210,000 and the return to each party the shares issued pursuant to this contract.

     As of December 31, 1997, the Company has recorded the obligation to repurchase the 250,000 shares of common stock at $2.00 each for an aggregate of $500,000.

  c. Arizona Properties
     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 18 unpatented mining claims situated in Pima County, Arizona, valued at $20,000.

     This agreement was memorialized on January 23, 1998 with the actual transfer and registration of title to the 18 mining claims.

  d. Honduras Properties
     In October, 1997, the Company, through its subsidiary Highland Resources Honduras S.A., of which the Company owns 75%, entered into an agreement for the purchase of 100% ownership of the and the mineral rights from Desarrollo De Recursos Naturales, S. de R.L. de C.V., ("Derena") consisting of mineral concessions aggregating 18,000 hectares. The agreement was memorialized in Honduras on March 18, 1998 with the recording and registration of the Company rights and titles to the concessions in Tegucigalpa, Honduras through the Company's subsidiary Highland Resources Honduras, S.A.

     As of March 31, 1998, title had transferred by agreement but had not been officially registered with the local government.

     In June, 1997, the Company paid a fee of $25,000 to Derena for the right to do due diligence on the properties owned by Derena in Honduras. Upon acceptability of the investigation, the Company would obtain 75% ownership of Derena for a cash payment of US$ 250,000. Derena's minority holding of 25% would be a "free carried interest", (i.e. not contributing to exploration, administration and development costs, except as follows:

     The Company is required to spend at least US$ 600,000 - on the properties within 3 years. Upon this expenditure, Derena's minority free carried interest of 25%, would convert to a participating 25% stake, with the option, by Decenna, of reducing it to a 15% free carried interest.

     Production from all properties would be subject to a 2% "Net Smelter Royalty", payable to Decenna, Mr. Mattsson and/or his assignees and/or successors.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     For a period of 5 years from June 10, 1997, the Company have the option to purchase Mr. Mattsson's minority interest interests, whether carried or participatory for the sum of US$1,000,000.

     Mr. Mattsson has been appointed to the Executive Advisory Board of the Company.

     As of December 31, 1997, the Company has paid $301,500 pursuant to the terms of this agreement.

  Note 4. Related Party transactions
  ----------------------------------

  a. Issuance of Common Stock
     On March 31, 1992 the Company issued 100 common shares to Mr. Roger Fidler in consideration for $1,500 in cash and the contribution of $500 in organization costs.

     On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in the Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares.

     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 1,310,000 shares of common stock to various related parties to the Company in consideration for services of $13,100 in services valued at $.0l per share.

     On December 16, 1997, the Company issued ,pursuant to regulation D, 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

  b. Leased Office Space
     For the year ended December 31, 1996, the Company rented office space from its Director/Secretary rent-free on a month to month basis at 6701 Corintia Street, Carlsbad, California 92009

  c. Managerial and financial control
     The Company has acquired the alluvial mineral rights in its Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares. This acquisition enables the Lagoa da Pedra Partnership to have majority managerial and financial control in the decision making process of the Company.

     As of December 31, 1996, the Company returned managerial control to the sellers of the Lagoa da Pedra Project to the Lagoa da Pedra partnership.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


  d. Officer Compensation
     For the period from inception, September 5, 1997, to December 31, 1997 and for the four months ended April 30, 1998, the Company has not paid any officer in excess of $100,000.

  Note 5. Preferred Stock
  -----------------------
     The certificate of Incorporation was amended on January 17, 1995 increasing the number of shares authorized from 200 common shares with a par value of$.001 to an aggregate number of shares of stock which the corporation shall have authority to issue is 25,000,000, which are divided into 5,000,000 shares of Preferred stock with a par value of $.001. The Preferred Shares have the following provisions:

  a. Dividends are cumulative.
     Preferred shareholders are entitled to receive dividends at the rate of $. 12 per share per annum and no more, payable in cash quarterly commencing March 31, 1995 and thereafter on the last day of September, December, March and June of each year on any Preferred series A shares ("Preferred Stock") outstanding. Dividends that are in arrears must be paid before any distribution shall be paid on common stock.

  b. Redemption
     At any time during the six year period commencing on the date of issuance, the Company may redeem all or part of the outstanding shares of the Preferred Stock at the redemption cash price equal to $2.50 per share, together with all declared and unpaid dividends provided the Company gives thirty days prior to the date specified for redemption.

  c. Voting Rights
     Except as otherwise required by law or by the articles of incorporation of the Company, the shares of Preferred Stock shall have no voting rights whatsoever.

  d. Conversion Rights
     Each share of Preferred Stock shall be convertible at the option of the holder, at any time during the time period commencing 5 years from the date of issuance and ending 6 years from the date of issuance, and on or prior to the 5th day prior to a redemption date into fully paid and nonassessable shares of common stock of the Company. The number of shares of common stock into which each share of the Preferred Stock may be converted shall be determined by dividing the initially issuable conversion price of $2.50 subject to adjustment by the conversion price in effect at the time of the conversion. The conversion price from time to time in effect shall be subject to adjustment as follows: In case the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding common stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

  e. Contingent Liability
     The Company shall at all times reserve and keep available out its authorized but unissued common stock, solely for the purpose of effecting the conversion of the Preferred Shares, the full number of shares of common stock deliverable upon the conversion of all Preferred Stock from time to time outstanding.

     At December 31, 1997, the number of shares of preferred stock outstanding was -0-.

  Note 6. Mineral Properties
  --------------------------

  a. Cost basis
     Mineral properties consist of the following at December 31, 1995:

     1. The Arizona Project

     This amount of $9,658 at December 31, 1997, consists of unproved concession costs, which include the cost to purchase, and pay the maintenance and filing fees to the state of Arizona.

     The capitalized costs are allocated to the properties as follows:

                                                     December 31,
                                                         1997
                                                         ----
     Arizona project                                   $29,658

     2. The Minas Nova Project

     This amount of $176,500 at December 31, 1997, consists of unproved concession costs, which include the cost to purchase, and pay the maintenance and filing fees to the state of Arizona.

     The capitalized costs are allocated to the properties as follows:

                                                      December 31,
                                                         1997
                                                         ----
     Minas Nova project                                $176,500

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     3. The Derena Project

     This amount of $301,500 at December 31, 1997, consists of unproved concession costs, which include the cost to purchase, and pay the maintenance and filing fees to the country of Honduras.

     The capitalized costs are allocated to the properties as follows:

                                                      December 31,
                                                         1997
                                                         ----
     Derena project                                    $301,500

  Note 7. Marketable Securities. Available for Sale
  -------------------------------------------------

     The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that investments in equity securities that have readily determinable fair values and investments in debt securities be classified in three categories: held-to-maturity, trading and available-for-sale. Based on the nature of the assets held by the Company and Management's investment strategy, the Company's investments have been classified as available-for-sale. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     Securities classified as available-for-sale are carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At December 31, 1997, the Company had no investments that were classified as trading or held-to-maturity as defined by the Statement.

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at December 31, 1997:

                                                               Estimated
                                       Gross         Gross        Fair
                                    Unrealized    Unrealized      Market
                            Cost       Gains        Losses        Value
                         -----------------------------------------------
Cash                     $ 15,719     $  -0-        $ -0-       $ 15,719

Total cash and cash
 equivalents             $ 15,719     $  -0-        $ -0-       $ 15,719
                         -----------------------------------------------

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at March 31, 1998:

                                                                     Estimated
                                             Gross        Gross         Fair
                                          Unrealized    Unrealized     Market
                              Cost        Cost Gains      Losses       Value
                            -------------------------------------------------

Cash                        $ 99,786        $ -0-         $ -0-       $99,786

Total cash and cash
 equivalents                $ 99,786        $ -0-         $ -0-       $99,786
                            -------------------------------------------------


  Note 8. Capital Assets
  ----------------------

     Capital Assets consisted of the following at December 31, 1997 and March 31, 1998:

                                         December 31,    March 31,
                                             1997          1998
                                             ----          ----
                Office equipment           $18,825       $18,825
                Accumulated depreciation     1,335         2,275
                                           -------       -------
                Balance                    $17,490       $16,550


  Note 9. Income Taxes
  --------------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of March 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

     At March 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $1,335,924. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     The components of the net deferred tax asset as of March 31, 1998 are as follows:

Deferred tax asset:

Net operating loss carryforward              $ 454,214
Valuation allowance                          $(454,214)
Net deferred tax asset                       $     -0-

     The Company recognized no income tax benefit for the loss generated in the period from inception, March 23, 1992, to December 31, 1997 and for the three months ended March 31, 1998.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

  Note 10. Mineral Properties Not Subject to Amortization
  -------------------------------------------------------

     The Company is currently participating in mineral exploration and development activities on properties identified as the alluvial gold and diamond placer concessions. At December 31, 1997, a determination cannot be made about the extent of additional mineral reserves that should be classified as proved reserves as a result of this project. Consequently, the associated property costs and exploration costs have been excluded in computing amortization of the full cost pool. The Company will begin to amortize these costs when the project is evaluated, which is currently estimated to be in the Spring of 1999

  Note 11. Cash Flow Information
  ------------------------------

     The following is supplemental cash flow information for the period from inception, March 23, 1992, to December 31, 1997.

                                              December 31, 1997
                                              -----------------

Issuance of 7,182,315 common shares for
Acquisition of mineral properties
On March 13, 1995                                $(297,193)
Issuance of 2,000,000 shares of common
Stock for acquisition of various mining
Claims in Arizona                                  (20,000)
Issuance of 1,310,000 shares of common
Stock in consideration for consulting service      (13,100)
Issuance of 30,000 shares of common stock
For services by various Advisory Board Members      (1,500)
Issuance of 250,000 shares of common stock
Pursuant to the agreement with Minas Novas         (31,500)
Capital Stock                                      363,293
                                                 ---------
Total                                            $     -0-

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


  Note 12. Commitments and Contingencies
  --------------------------------------

  a. Stock Option Plan and Stock Grant Program
     In June 1995, the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions:

     1. Stock Option Plan: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers and consultants. Under this plan, no employee may receive more than 50,000 options. Options are nontransferable and expire if not exercised within two years. The options may not be exercised by the employee until after the completion of two years of employment with the Company. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of December 31, 1997, no options have been granted pursuant to this plan.

     2. Stock Grant Program: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers, directors, and consultants. Under this plan, no employee may receive more than 100,000 options. The program requires the employee to remain in the employ of the company for at least one year following the grant and to agree not to engage in any activity which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the stock issued under the program shall revert back to the Company. The stock issued under the program is nontransferable for two years. As of December 31, 1997, no options have been granted pursuant to this plan.

  b. Stock Repurchase Commitment
     The shareholders' of Minas Novas have an option until September 30, 1998, to require the Company to repurchase these shares at $2.00 per share for an aggregate consideration of $500,000 by notifying the company of Mines Nova's intention in writing by September 1, 1998 and must effect payment within 120 days. Thirty days after written notice, interest will accrue at the rate of 2% per month.

  c. Leased Office Space
     On September 30, 1997, the Company entered into a 3-year lease agreement from an unrelated party for the rental of 2,000 square feet at 4263 Sherwoodtowne Boulevard, Suite 200, Mississuaga Ontario, Canada with rent to be paid as follows:

     October 1, 1997 to September 30, 1998 $18,600 plus GST $1,550 plus GST October 1, 1998 to September 30, 1999 $19,220 plus GST $1,602 plus GST October 1, 1999 to September 30, 2000 $19,840 plus GST $1,653 plus GST

     The Company has agreed to issue to the Landlord 12 postdated checks.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


  d. Leased Office Space in Honduras
     On October 26, 1997, the Company through its subsidiary HRH leased for two years approximately 630 square feet of office space in the town of La Mina o Portrerillos for $625 per month.

  e. Consulting Agreement
     On November 17, 1997, the Company entered into a consulting agreement with Loeb Mon & Company LTD., a company incorporated in England for services relating to geology and related mining, smelting, engineering, and production of minerals. The agreement is for two years beginning October 1, 1997 and is extended automatically for a period of 6 months or until notice is given by either party.

  f. Options Granted to Purchase Stock
     The Company granted to various people the right to purchase shares of the Company's common stock pursuant to the following terms and conditions:

     On October 2, 1997, the Company elected a new advisory board of directors and has granted them the right to receive 5,000 shares of common stock each as consideration for services. As of December 31, 1997, the Company issued an aggregate of 30,000 shares of common stock in consideration for services. The 6 board members have the right to receive an aggregate of an additional 30,000 shares of common stock in consideration for services on October 1, 1998.

     1. To Mr. John Demoleas, the Company has granted the right to purchase 50,000 shares of common stock from the Company for $250 or $.005 per share, which was exercised subsequent to the date of the financial statements. Mr. Demoleas is also granted an option for 365 days beginning December 8, 1997 to purchase 50,000 shares of common stock at $1.00 per share with his option either to exercise by paying in cash or through the cancellation of options having an equivalent value to effect a cashless exercise of the share. This option is valid only so long as Mr. Demoleas serves as Senior Vice President. If Mr. Demoleas is terminated or resigns on or before December 8, 1998, then Mr. Demoleas is required to return the 50,000 shares of common stock to the Company in exchange for $250.

     2. On December 2, 1997, the Company has granted Mr. Lennart Mattsson a 120 day option to purchase up to 25,000 shares of restricted common stock at $1.00 per share, which was exercised in January, 1998.

     3. On December 31, 1997, the Company appointed Dr. Frank Lucas to its executive advisory board for a two year period effective January 1, 1998 and has granted him the right to receive 5,000 shares of common stock for services to be issued on or before March 1, 1998 and March 1, 1999.

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


     As of December 31, 1997, the Company has reserved an aggregate of 465,000 shares of common stock pending the exercise of these options.

  g. Litigation
     The Company is being sued by Mr. Douglas Furth of Aurora, Ohio for breach of contract relating to a consulting agreement entered into on August 26, 1996. The agreement relates to Mr. Furth performing corporate growth, public relations and expansion of the Company's shareholder base.

     Pursuant to the agreement, the Company was to issue 50,000 shares of common stock upon signing the agreement, pay a monthly retainer of 10,000 unrestricted shares of common stock, and pay a bonus of 50,000 unrestricted shares of common stock when the Company's stock is trading at an average closing price of $3.00 per share for a period of 14 consecutive days; pay a bonus of 50,000 unrestricted shares of common stock when the Company's common stock is trading at a average closing price of $4.00 per share for 14 consecutive days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $5.00 per share for a period of 14 days; pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $6.00 per share for a period of 14 days; and pay a bonus of 100,000 unrestricted shares of common stock when the Company's stock trades at an average closing price of $7.00 per share for a period of 14 days. Mr. Furth is seeking damages in the amount of $75,000 plus interest and punitive damages of $1,000,000.

  h. Recision of Shares of Common Stock
     In November, 1997, the Company reached an agreement with the state of Illinois to repurchase shares of common stock sold in that state during October, 1996 for an aggregate of $20,200, payable as follows: $9,500 by December 15, 1997, $10,700 by January 15, 1998. As of December 31, 1997, the Company paid the $9,500.

  Note 13. Convertible Promissory Note
  ------------------------------------

     Subsequent to the date of the financial statements, the Company borrowed an aggregate of $125,000 as evidenced by the following Convertible Promissory Note, (the "Note") dated March 26, 1998 and due September 22, 1998. The Note is payable pursuant to the following terms and conditions:

     Interest is payable at the rate of 12% in advance upon the closing of the issuance of this Note. Interest will be payable in advance in the form of the Company's shares of common stock. The number of shares of common stock will be computed as the interest amount on this Note through the full term of the Note divided by 75% of the lowest bid price of the shares of common stock quoted on the over the counter Bulletin Board market for the 5 day trading period. The holder of this Note has the right to convert this note, in whole or in part at any time into shares of common stock, at the lesser of 75% of the lowest closing

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997


bid price for the shares quoted on the Bulletin Board for the 5 day trading period ending on the day prior to the conversion date, or the lowest closing bid price for the shares quoted on the Bulletin Board for the five day trading period ending on the day prior to the date.

     Notwithstanding any provisions of this Note, in no event will the Holder be entitled to convert this Note into shares to the extent that after such conversion, the number of shares of common stock beneficially owned by the Holder and its affiliates and the number of shares issuable upon the conversion of this Note would result in beneficial ownership and its affiliates of more than 4.9% of the issued and outstanding shares of common stock as of the date of the conversion.

     The number of shares is also subject to various conversion price adjustments and adjustment for reverse stock splits.

     The Company has agreed to use the proceeds of this Note will be used for working capital and not to pay any indebtedness of the Company.

     The proceeds to the Company were $125,000 less commission of $15,635 with net proceeds of $109,365.

  Note 14. Development Stage Company
  ----------------------------------

     The Company is a development stage company with little operating history. The Company will be dependent upon its ability to raise additional capital to engage in any business activity. Since its organization, the Company's activities have been limited to the sale of shares common stock in connection with its organization, the acquisition of the mineral properties, the preparation of a marketing plan, limited pilot test production, test drillings and samplings and completion of geological exploration.

PART III

ITEM 1       Index to Exhibits


Exhibit 1    State of Delaware - Articles of Incorporation
Exhibit 2    State of Delaware - Amendment to Articles of Incorporation 11/02/92
Exhibit 3    State of Delaware - Amendment to Articles of Incorporation 01/18/95
Exhibit 4    State of Delaware - Amendment to Articles of Incorporation 03/28/95
Exhibit 5    State of Delaware - Amendment to Articles of Incorporation 12/03/97
Exhibit 6    Amended By Laws - Highland International Holdings, Inc.
Exhibit 7    Specimen Share Certificate